UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

CLEANUP REDEMPTION

On September 8, 2025, Bitdeer Technologies Group (the “Company”), issued a notice of cleanup redemption (the “Cleanup Redemption Notice”) for all $7,700,000 aggregate principal amount outstanding of its 8.50% Convertible Senior Notes due 2029 (the “Notes”), which were issued pursuant to an Indenture dated as of August 20, 2024 (the “Base Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of August 20, 2024 (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”), between the Company and the Trustee. Pursuant to the Cleanup Redemption Notice, on September 23, 2025 (the “Cleanup Redemption Date”), the Company will redeem all Notes that have not been converted prior to such date at a redemption price in cash equal to 100% of the principal amount of such Notes, plus accrued and unpaid interest, from August 15, 2025 to, but excluding, the Cleanup Redemption Date (the “Redemption Price”). On the Cleanup Redemption Date, the Redemption Price will become due and payable upon each Note to be redeemed and interest thereon will cease to accrue on and after the Cleanup Redemption Date.

The Notes called for cleanup redemption may be converted by holders at any time before 5:00 p.m. (New York City time) on September 19, 2025 (the “Conversion Deadline”). The Conversion Rate for Notes converted after the date of the Cleanup Redemption Notice and prior to the Conversion Deadline will be equal to 127.9743 Class A ordinary shares of the Company, par value $0.0000001 per share (the “Class A Ordinary Shares”), per $1,000 principal amount of the Notes, which includes an increase to the conversion rate of 10.9536 additional Class A Ordinary Shares per $1,000 principal amount of the Notes as a result of the Notes being called for cleanup redemption. The conversion rate is subject to adjustment under certain circumstances as set forth in the Indenture. The Company has elected to settle any conversions occurring after the date of the Cleanup Redemption Notice and prior to the Conversion Deadline by delivering Class A Ordinary Shares, plus cash in lieu of any resulting fractional Class A Ordinary Shares.

INCORPORATION BY REFERENCE

This Current Report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041, No. 333-283732 and No. 333-289855) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chief Executive Officer

Date: September 8, 2025

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